Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Second Quarter 2021 Results

●	Second-quarter revenues of $9.8 million

●	Eighth consecutive quarter of year-over-year revenue growth

●	Cash, cash equivalents, and short-term bank deposits of $64.9 million and no debt

●	Reiterates 2021 revenue guidance range of $39-$41 million

TEL AVIV, Israel – August 12, 2021 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the second quarter ended June 30, 2021.

Eyal Harari, RADCOM’s Chief Executive Officer, commented, “We ended the second quarter with revenues of $9.8 million, which represents an eighth consecutive quarter of year-over-year revenue growth. We continued to execute the Company strategy and invest in our advanced 5G cloud technology as we engage in a significantly higher number of sales opportunities. Additionally, we secured several meaningful orders from our existing customer base during the quarter, increasing our visibility into the second half of 2021.

“As announced in May, we were selected by a top-tier LATAM operator during the second quarter to provide our assurance platform – RADCOM ACE. This order covers the operator’s 4G network with the expectation of expanding to their 5G network in the future. We continue to see increased momentum in the 5G market worldwide, with more and more operators launching initial 5G services and tender processes looking for 5G assurance.

“Last week, we introduced an innovative Artificial Intelligence (AI) solution as part of RADCOM ACE, as we continue to advance our cloud technology while expanding our 5G assurance capabilities and enhancing our AI-driven insights. Our AI solution analyzes millions of data sessions in real-time and can reveal underlying network faults not otherwise quickly identified in 5G networks. This helps operators overcome the challenges of operating complex networks and helps ensure the quality of revenue-generating 5G services.

“5G is at the early stages of the journey, but it’s an exciting time to be in the telecom industry. 5G momentum is building, which we believe will create additional growth opportunities. We are already engaged in multiple opportunities at different stages of the sales cycle and work within the 5G ecosystem to increase our pipeline. As more operators transition to 5G, we expect the demand for next-generation assurance solutions to increase.”

Based on our current visibility, we reiterate the full year 2021 revenue guidance of $39-41 million.

Second Quarter 2021 Financial Highlights:

●	Total revenues for the second quarter were $9.8 million, compared to $9.2 million in the second quarter of 2020

●	GAAP net loss for the second quarter was $1.1 million, or $0.08 per diluted share, compared to a GAAP net loss of $0.2 million, or $0.01 per diluted share for the second quarter of 2020, resulting from increased investment in research and development as well as sales and marketing

●	Non-GAAP net loss for the period was $0.3 million, or a loss of $0.02 per diluted share, compared to a non-GAAP net income of $0.2 million, or an income of $0.02 per diluted share for the second quarter of 2020

●	As of June 30, 2021, the Company had cash and cash equivalents and short-term bank deposits of $64.9 million, and no debt

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Daylight Time (3:00 PM Israel Daylight Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available on RADCOM’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its sales opportunities, increasing its visibility into the second half of 2021, its potential expansion with a top-tier LATAM operator, increased momentum in the 5G market worldwide, expanding its 5G assurance capabilities and enhancing its AI-driven insights, its growth opportunities and pipeline, the demand for next-generation assurance solutions built for the cloud and 5G-ready and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenues	$9,756	$9,159	$18,896	$17,487
Cost of revenues	2,466	2,143	4,833	5,252
Gross profit	7,290	7,016	14,063	12,235
Research and development, gross	5,226	4,710	10,330	9,500
Less - royalty-bearing participation	70	572	138	572
Research and development, net	5,156	4,138	10,192	8,928
Sales and marketing	2,566	2,281	5,156	4,734
General and administrative	1,007	906	2,000	1,929
Total operating expenses	8,729	7,325	17,348	15,591
Operating loss	(1,439)	(309)	(3,285)	(3,356)
Financial income, net	382	150	500	320
Loss before taxes on income	(1,057)	(159)	(2,785)	(3,036)
Taxes on income	(40)	(21)	(58)	(53)

Net loss	$(1,097)	$(180)	$(2,843)	$(3,089)

Basic and diluted net loss per ordinary share	$(0.08)	$(0.01)	$(0.20)	$(0.22)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,131,634	13,930,021	14,089,010	13,902,927

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
GAAP gross profit	$7,290	$7,016	$14,063	$12,235
Stock-based compensation	38	14	82	42
Non-GAAP gross profit	$7,328	$7,030	$14,145	$12,277

GAAP research and development, net	$5,156	$4,138	$10,192	$8,928
Stock-based compensation	324	251	593	418
Non-GAAP research and development, net	$4,832	$3,887	$9,599	$8,510

GAAP sales and marketing	$2,566	$2,281	$5,156	$4,734
Stock-based compensation	265	44	484	187
Non-GAAP sales and marketing	$2,301	$2,237	$4,672	$4,547

GAAP general and administrative	$1,007	$906	$2,000	$1,929
Stock-based compensation	166	102	349	287
Non-GAAP general and administrative	$841	$804	$1,651	$1,642

GAAP total operating expenses	$8,729	$7,325	$17,348	$15,591
Stock-based compensation	755	397	1,426	892
Non-GAAP total operating expenses	$7,974	$6,928	$15,922	$14,699

GAAP operating loss	$(1,439)	$(309)	$(3,285)	$(3,356)
Stock-based compensation	793	411	1,508	934
Non-GAAP operating income (loss)	$(646)	$102	$(1,777)	$(2,422)

GAAP loss before taxes on income	$(1,057)	$(159)	$(2,785)	$(3,036)
Stock-based compensation	793	411	1,508	934
Non-GAAP income (loss) before taxes on income	$(264)	$252	$(1,277)	$(2,102)

GAAP net loss	$(1,097)	$(180)	$(2,843)	$(3,089)
Stock-based compensation	793	411	1,508	934
Non-GAAP net income (loss)	$(304)	$231	$(1,335)	$(2,155)

GAAP net loss per diluted share	$(0.08)	$(0.01)	$(0.20)	$(0.22)
Stock-based compensation	0.06	0.03	0.11	0.07
Non-GAAP net income (loss) per diluted share	$(0.02)	$0.02	$(0.09)	$(0.15)

Weighted average number of shares used to compute diluted net income (loss) per share	14,131,634	14,329,385	14,089,010	13,902,927

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	June 30, 2021	December 31, 2020
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$6,696	$13,548
Short-term bank deposits	58,162	55,413
Trade receivables, net	13,604	12,446
Inventories	876	540
Other accounts receivable and prepaid expenses	1,628	1,437

Total Current Assets	80,966	83,384

Non-Current Assets
Severance pay fund	3,861	3,814
Other long-term receivables	1,584	2,185
Property and equipment, net	1,256	1,311
Operating lease right-of-use assets	2,361	2,945

Total Non-Current Assets	9,062	10,255

Total Assets	$90,028	$93,639

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,045	$1,592
Deferred revenues and advances from customers	1,309	3,149
Employee and payroll accruals	4,391	4,414
Operating lease liabilities	962	1,028
Other liabilities and accrued expenses	4,678	4,721

Total Current Liabilities	13,385	12,725

Non-Current Liabilities
Deferred revenues	-	26
Accrued severance pay	4,437	4,473
Operating lease liabilities	1,467	2,008
Other liabilities and accrued expenses	78	209

Total Non-Current Liabilities	5,982	6,716

Total Liabilities	$19,367	$21,620

Shareholders’ Equity
Share capital	$667	$657
Additional paid-in capital	141,627	140,129
Accumulated other comprehensive loss	(2,685)	(2,662)
Accumulated deficit	(68,948)	(66,105)

Total Shareholders’ Equity	70,661	72,019

Total Liabilities and Shareholders’ Equity	$90,028	$93,639